Exhibit 4.4

VXLT 2013 AG
(designated voxeljet AG)

SHAREHOLDERS’ AGREEMENT

1

VXLT 2013 AG (DESIGNATED VOXELJET AG)

SHAREHOLDERS’ AGREEMENT

SHAREHOLDERS’ AGREEMENT

between

1.                            Dr. Ingo Ederer, Feuerhausstr. 3, 82269 Geltendorf

2.                            Prof. Dr. Joachim Heinzl, Dreisesselbergstralle 19, 81549 München

3.                            Technologie Beteiligungsfonds Bayern GmbH & Co. KG, Landgasse 135 a, 84028 Landshut

- hereinafter “TBB”

4.                            Startkapital-Fonds Augsburg GmbH, Stettenstr. 1, 86150 Augsburg

- hereinafter “SFA GmbH” -

5.                            Franz lndustriebeteiligungen AG, Am Silbermannpark 1 b, 86161 Augsburg

- hereinafter “Fl AG”

6.                            AleSta Beteiligungs GmbH, Brunnenlechgässchen 1, 86161 Augsburg

- hereinafter “AleSta GmbH” -

7.                            VXLT 2013 AG (designated voxeljet AG), Paul-Lenz-Strafle 1 b, 86316 Friedberg

- hereinafter the “Company” –

The parties under 1, 2 and 6 are hereinafter each referred to as a “Founding Shareholder” and collectively the “Founding Shareholders”.

The parties under 3 to 5 are hereinafter each referred to as a “Financial Investor”  and collectively as the “Financial Investors”.

The parties under 1 to 6 are hereinafter each referred to as a “Shareholder”  and collectively as the “Shareholders”.

The parties under 1 to 7 are hereinafter each referred to as a “Party”  and collectively as the “Parties”.

2

i

List of Definitions

Company	2
FI AG	1
Financial Investor	2
Financial Investors	2
Founding Shareholders	2
GmbH	1
Parties	2
Party	2
SFA GmbH	1
Shareholder	2
Shareholders	2
TBB	1

Preamble

A.                                    The Company is a stock company (Aktiengesellschaft) incorporated under the laws of Germany having its registered seat in Augsburg and will be registered with the commercial register of the local court Augsburg. The registered share capital (Grundkapital) of the Company amounts to EUR 50,000.

The share capital is held by the Shareholders as follows:

Shareholder	Percentage of Share Capital	Number of shares
Dr. Ingo Ederer	37.70	18,850
Prof. Dr. Joachim Heinzl	4.70	2,350
Technologie Beteiligungsfonds Bayern GmbH & Co. KG	11.30
5,650
Startkapital-Fonds Augsburg GmbH	16.90	8,450
Franz Industriebeteiligungen AG	16.90	8,450
AleSta Beteiligungs GmbH	12.50	6,250
	100.00	50,000

B.                                    The purpose of the Company is the development, production and distribution of 3D printers, 3D printing systems, three dimensional moulds, models and other 3D printing solutions and products of materials of all kinds as well as supply of related services in that field including web-based sales (the “Business” ).

C.                                    The Shareholders are also the sole shareholders of Voxeljet Technology GmbH, a limited liability company duly incorporated under German law, with registered seat in Augsburg, registered with the commercial register at the local court of Augsburg under HRB 17081. The shares in Voxeljet Technology GmbH are held by the Shareholders at the same ratio as the shares in the Company.

D.                                    The Shareholders envisage to merge Voxeljet Technology GmbH into the Company in the near future (Verschmelzung durch Aufnahme according to §§ 2 et seq., 4 et seq., 46 et seq, 60 et seq. German Transformation Act (Umwandlungsgesetz)). Combined with the merger, the Shareholders contemplate to increase the Company’s share capital from EUR 50,000 by EUR 1,950,000 to EUR 2,000,000. The interest of each Shareholder in the Company will be increased pro rata. Also, in course of the merger, the firm name of the Company shall be changed from VXLT 2013 AG to voxeljet AG.

E.                                     After the registration of the intended capital increase, the Company shall have a share capital of EUR 2,000,000, which is held by the Shareholders as follows:

Shareholder	Percentage of Share Capital	Number of shares
Dr. Ingo Ederer	37.70	754,000
Prof. Dr. Joachim Heinzl	4.70	94,000
Technologie Beteiligungsfonds Bayern GmbH & Co. KG	11.30
5,650
Startkapital-Fonds Augsburg GmbH	16.90	338,000
Franz Industriebeteiligungen AG	16.90	338,000
AleSta Beteiligungs GmbH	12.50	250,000
	100.00	2,000,000

F.                                      The Company and its Shareholders envisage to list the shares of the Company directly or indirectly on a recognized stock exchange in the near future, subsequent to the abovementioned capital increase and merger.

In order to set forth and regulate the relationship between the Parties, the Parties wish to enter into this “Agreement” .

1.                                      Transfer of Shares

1.1                               The transfer of shares in the Company may only be carried out in compliance with the provisions of the articles of association of the Company (the “Articles” ) as well as the provisions of this Agreement; in the event of a discrepancy between the provisions of the Articles and the provisions of this Agreement, the provisions of this Agreement shall, as between the Parties, prevail to the extent legally possible.

1.2                               Transferring, pledging, assigning, charging or using as security or otherwise encumbering of shares or parts of shares by a Shareholder requires the written consent of all Financial Investors in order to become legally effective, provided that a transfer of the shares that results from the death of a Shareholder (e.g. by way of will or testament or any applicable estate law) shall not be subject to the foregoing transfer restrictions; this shall also apply to fiduciary disposals and the establishment of sub-participations in shares.

1.3                               The transfers of shares from a Financial Investor or its legal successors to companies affiliated with the Financial Investor or its legal successors within the meaning of Section 15 et seq. German Stock Corporation Act (“AktG”) do not require any consent by the other Shareholders or the Company or the

Shareholders’ Meeting or the Supervisory Board and the Rights of First Refusal (Section 2), the Tag-Along Rights (Section 3) as well as the Drag-Along Rights (Section 4) shall not apply to such transfers.

2.                                      Right of First Refusal (Vorkaufsrecht)

2.1                               Except in case of a share transfer according to Section 1.3, the Shareholders hereby grant each other corresponding rights of first refusal (Vorkaufsrechte) in respect of all the shares held by the respective other Shareholders in the Company at any given time (the “Right of First Refusal” ).

2.2                               Each Shareholder is entitled to a Right of First Refusal pro rata to the shareholding of the other Shareholders entitled to a Right of First Refusal.

2.3                               The Rights of First Refusal shall be exercisable by the entitled Shareholder within a period of four (4) weeks commencing upon receipt of the notification in writing by the seller (the “Notification Period”). The notification must contain the terms and conditions agreed upon with the third party purchaser. The exercise of the Right of First Refusal shall be made by written declaration vis-à-vis the seller.

2.4                               A Right of First Refusal may be exercised only in total with regard to the shares to be sold or the parts of the shares to be sold.

2.5                               As far as a Shareholder does not timely exercise its Right of First Refusal, such Right of First Refusal accrues to the remaining entitled Shareholders pro rata to their respective shareholding. Such accrued Right of First Refusal may only be exercised within two (2) weeks after the four-week period of Section 2.3 has expired. Beyond that, Sections 2.2 to 2.4 apply mutatis mutandis.

2.6                               If shares are sold to a Shareholder entitled to a Right of First Refusal, the Shareholders are obliged to grant their consent to such sale and transfer. If the Right of First Refusal is not exercised timely, the Shareholders are obliged to grant their consent to the sale and transfer to the third-party purchaser, if no important reasons exist with regard to the third-party purchaser. The consent to transfer the shares to a third-party purchaser shall not be granted if a Financial Investor or its legal successor does not consent to such transfer.

2.7                               The Right of First Refusal also applies in case of a swap (Tausch). In such a case, the purchase price shall be substituted by the current market value of the respective shares.

3.                                     Tag-Along Right (Mitverkaufsrecht)

3.1                               In the event of a sale and transfer of shares by a Shareholder other than a transfer pursuant to Section 1.3, including but not limited to the sale and transfer of shares in the context of an initial public offering and listing of the Company’s shares on a recognized stock exchange, each of the Financial Investors or their legal successors (each a “Tag-Along Right Holder” and collectively the “Tag-

Along Right Holders”) are offered an equal opportunity (the “Tag-Along Right”) to participate in such transaction or transactions on a pro rata basis.

3.2                               If the purchaser is not willing to purchase all shares offered for sale by the Shareholder and the Tag-Along Right Holders, the shares of the Tag-Along Right Holders shall be sold pro rata to their respective shareholding before shares of any other Shareholders are to be sold.

3.3                               Immediately following the initial public announcement regarding a contemplated transaction described in Section 3.1 or as soon as a Shareholder has finally negotiated a share purchase and transfer agreement in respect of a contemplated transaction described in Section 3.1, but at least fifteen (15) business days prior to execution of such agreement, the respective Shareholder shall immediately notify each Tag-Along Right Holder thereof by registered mail (Einschreiben mit Rückschein); the public announcement, or finally negotiated agreement, as the case may be, shall be enclosed with such notice. If, following such notification, the terms and conditions of the notified agreement change, the Shareholder shall circulate to the Tag-Along Right Holders an amended notice.

3.4                               Each Tag-Along Right Holder may execute the Tag-Along Right by way of giving written notice to the respective Shareholder stating the amount of shares to be transferred within ten (10) business days of receipt (Zugang) of the notice referred to in Section 3.3.

3.5                               The Founding Shareholders have a right of first refusal in the event of a sale and transfer of shares according to this Section 3.

4.                                      Drag-Along Right (Mitverkaufsverpflichtung)

4.1                               If the Financial Investors or their legal successors decide to accept an offer for the acquisition of at least 51 % of the shares in the Company other than a transfer pursuant to Section 1.3 or to perform an initial public offering and listing of the Company’s shares on a recognized stock exchange, then the Founding Shareholders are obliged to sell their shares pro rata to the aggregate shareholding contemplated to be sold by the Financial Investors or their legal successors (the “Drag-Along Right”) (such Drag-Along Right in the event of an initial public offering applies to the secondary offering). The Financial Investors or their legal successors shall notify each Shareholder of the exercise (Ausübung) of the Drag-Along Right by registered mail (Einschreiben mit Rückschein).

4.2                               The Founding Shareholders have a right of first refusal in the event of a sale and transfer of shares according to this Section 4.

5.                                      Liquidation Preference

In the event of a liquidation of the Company or the sale of 100 % of the shares in the Company, the proceeds will be allocated among the Shareholders as follows:

a)                                     Level 1: SFA GmbH shall receive an amount of the proceeds of up to EUR 766,937.82;

b)                                     Level 2: the remainder of the proceeds shall be allocated to the Shareholders pro rata to their shareholding in the Company.

6.                                      Redemption of Shares (Einziehung von Aktien)

6.1                               The Articles do currently not contain a provision regarding the redemption of shares.  Each Financial Investors or their legal successors are entitled, in their sole and absolute discretion (freies Ermessen), to request from the other Shareholders to include such provision in the Articles and, following such request, the Shareholders undertake to resolve a change the Company’s Articles and to include the provisions under Sections 6.2 to 8.2 of this Agreement in the Company’s Articles accordingly.

6.2                               The Company may redeem its shares by way of a shareholders’ resolution.

6.3                               The redemption of shares may be required without the consent of the affected Shareholder if:

a)                                     the Shareholder transfers its shares in the Company without the required consent pursuant to Section 1 of this Agreement;

b)                                     the Shareholder does not comply with its obligation pursuant to Section 4 of this Agreement (Drag-Along Right);

c)                                      the Shareholder breaches his obligation pursuant to Section 13 of this Agreement (Non-Competition Obligation);

d)                                     the shares have been attached by a creditor of the Shareholder or otherwise become subject to forced execution and the act of forced execution has not been lifted prior to the sale of the share or within four (4) weeks, whichever is earlier;

e)                                      insolvency proceedings are opened with respect to the estate of the Shareholder or the opening of such proceedings has been denied for lack of sufficient funds or the Shareholder has to declare the correctness of his list of assets on oath (an Eides Staff versichern);

f)                                       the service or employment agreement between the Company and a Shareholder who is employed full-time with the Company is either terminated by the Shareholder, unless terminated because of an important reason caused by the Company, or terminated by the Company because of an important reason caused by the Shareholder; or

g)                                      there is an important reason in the person of the Shareholder justifying the exclusion of the Shareholder from the Company.

6.4                               If an undivided share is owned by more than one person, the share can be redeemed if the reason for the redemption is fulfilled with regard to one person only.

6.5                               The redemption of shares shall be declared by the Shareholders’ Meeting and an affirmative vote of the Financial Investors. The Shareholder affected by the decision shall not participate in the voting.

6.6                               The voting right of the affected Shareholder shall be dormant to the extent the shares are redeemed from the time of the notification of the Shareholders about the respective resolution.

7.                                      Redemption Compensation (Einziehungsvergutung)

7.1                               A Shareholder ceasing to be a shareholder in the Company upon his share being redeemed is entitled to receive a compensation. The compensation for the redeemed share shall be calculated in accordance with the “Stuttgarter Verfahren” according to the applicable property tax guidelines (Vermögensteuerrichtlinie), as amended from time to time, or as far as property tax is not payable, the latest applicable property tax guidelines (Vermögensteuerrichtlinie). The redemption compensation shall be calculated based on the end of the last business half-year (Geschäftshalbjahr) prior to the resigning (Ausscheiden) of the Shareholder unless both dates match.

7.2                               If the Company or the resigning Shareholder is of the opinion that the compensation calculated in accordance with Section 7.1 materially deviates from the actual value of the share, the respective Party is entitled to hire a chartered accountant or an accounting firm (hereinafter together the “Accountant”) at its own cost to determine the actual value of the share. The Parties shall provide the Accountant all information and documents required to determine the value. The value shall be calculated based on generally accepted valuation principles, i.e. the “Fachgutachten des Instituts der WirtschaftsprOfer e.V. in Dusseldorf” and shall be based on the end of the last business half-year (Geschäftshalbjahr) prior to the resigning (Ausscheiden) of the Shareholder unless both dates match. If the Parties cannot agree on an Accountant, the Accountant shall be nominated by the president of the chamber of auditors. If the value determined by the Accountant deviates by more than 10 % from the value determined pursuant to Section 7.1, the redemption compensation shall equal the value as determined by the Accountant.

7.3                               The redemption compensation shall be paid in four (4) equal instalments. The first instalment shall be payable either (i) six (6) months after the declaration of the redemption by the Management of the Company, or (ii) in case of a capital decrease, in accordance with Section 225 para. 2 AktG. The following instalments shall each be payable one (1) year after the preceding instalments were paid. The Company is, subject to Section 225 para. 2 AktG, entitled to pay instalments at any time before they are due. The outstanding instalments of the redemption compensation shall be subject to interest at a rate of the base interest rate plus 2%.

7.4                               The resigning Shareholder is not entitled to demand securities from the Company for the respective outstanding instalments including interest.

8.                                      Assignment in Lieu of Redemption

8.1                               If and to the extent that the redemption of a share is permissible, the Shareholders’ Meeting may instead — without the vote of the resigning Shareholder — require that the share be assigned to the Company or to a person named by the Company, which may be a Shareholder.

8.2                               If the Company requires the assignment of a share to itself or a person named by it instead of its redemption, the provisions of Section 7 apply accordingly, provided that the compensation for the share to be assigned is owed by the purchaser of the share and that the Company shall be liable as guarantor for the payment. Section 6.6 applies mutatis mutandis.

9.                                      Corporate Governance

The Company will have the following corporate bodies:

a)                                     the Management,

b)                                     the Shareholders’ Meeting, and

c)                                      the Supervisory Board.

10.                               Management

10.1                        The management board (Vorstand) of the Company (“Management”) shall be appointed by the Supervisory Board.

10.2                        The Supervisory Board has adopted or will adopt on or about the date of this Agreement the rules of procedure for the Management, which are attached for information purposes as Exhibit 10.2 and which contain a list of actions of the Management which require the prior consent of the Supervisory Board provided, however, that those of the above mentioned measures and actions which have been approved in advance in the budget for the coming financial year do not have to be approved if the budget had been approved without conditions and to the extent the budgets contained in the budget for such action and/or measure are not exceeded.

11.                               Shareholders’ Meeting

11.1                        The shareholders’ meeting (Hauptversammlung) of the Company (“Shareholders’ Meeting” ) represents the highest decision-making body of the

Company. The Shareholders’ Meeting shall meet as required but at least once per year. Unless specified otherwise by mandatory provisions of German law, decisions to be made by the Shareholders’ Meeting require a simple majority of the votes cast (einfache Mehrheit der abgegebenen Stimmen).

11.2                        The following resolutions require an affirmative vote of all Financial Investors:

a)                                     amendments to the Articles;

b)                                     redemption of shares;

c)                                      appointment of the annual auditor;

d)                                     discharge (Entlastung) of the Management;

e)                                      consent to the business plan and the annual budged.

12.                               Supervisory Board

12.1                        The Company has a supervisory board (Aufsichtsrat) (“Supervisory Board” ) consisting of three members.

12.2                        The members of the Supervisory Board shall be appointed by the Shareholders’ Meeting in accordance with Section 101 para. 1 sentence 1 AktG.

12.3                        The Supervisory Board shall have the rights and obligations provided for by mandatory law and as set forth in the Articles.

12.4                        The Supervisory Board has adopted or will adopt on or about the date of this Agreement the rules of procedure for the Supervisory Board, which are attached for information purposes as Exhibit 12.4. These rules can be amended, revoked and replaced by the Supervisory Board at any time.

13.                               Non-Competition Obligation

13.1                        Except for the Financial Investors and AleSta GmbH, the Shareholders shall refrain from competing, directly or indirectly, with the Company. This obligation shall include, without any limitation that the Shareholders, except for the Financial Investors and AleSta GmbH, shall not:

a)                                     serve for a Competitor as director, officer, employee, representative consultant, agent, principal, board member, partner, lender of financing or in a similar function; or

b)                                     hold, directly or indirectly, any interests in a Competitor, except for shares in publicly listed corporations which represent a capital participation of less than 5%.

13.2                        “Competitor” shall mean any individual person or legal entity which conducts any business activities which are similar to or in competition with the Business of the Company.

13.3                        For each case of a breach of the non-compete obligation, the respective Shareholder shall, in addition to any other remedies of the other Parties under this Agreement or law, pay to the Company a contractual penalty of EUR 100,000 (Euro one hundred thousand). If a breach of the Shareholder continues for more than two (2) weeks, such continuation shall be regarded as a new and separate breach within the meaning of this Section 13.

14.                               Information Requirements

14.1                        Unless mandatory provisions of the German Stock Corporation Act (AktG) demand otherwise, the Company undertakes that it:

a)                                     provides to the Shareholders’ Meeting until 30 November of each calendar year a business plan including yearly budget (plan profit and loss statement, budgeted balance sheet, investment planning and a liquidity planning, in each case on a monthly basis) for the upcoming business year as well as a gross planning for two business years following the upcoming business year.

b)                                     provides to the Shareholders each month for the previous month a report with the following content: profit and loss statement, balance sheet, incoming orders, total volume of orders, cash-flow and liquidity status and forecast.

14.2                        The Shareholders and representatives of the Shareholders, respectively, are, after given notice to the Management, entitled to request information concerning the Company and its business at regular business hours, visit and enter the Company’s premises and offices and to verify provided information with the Company’s documents or technical facilities.

15.                               Publicity

Save as permitted in writing by the Financial Investors, no Party may issue any press release or make any public statement or other communication of any kind about the matters in this Agreement or any document referred to in it unless it is required by law, by the rules of a Stock Exchange or by any other competent regulatory authority.

16.                               Term and Termination

16.1                        Subject to Section 16.2, this Agreement has a fixed term and shall terminate 15 years after the date of this Agreement.

16.2                        The Agreement shall, with respect to all Parties, terminate automatically without the necessity of a notice of termination upon closing and settlement of an initial public offering of the shares in the Company on a recognized stock exchange.

16.3                        In case of a public offering of shares or surrogates of shares in the Company (e.g. American Depositary Receipts, “ADRs”), the Shareholders among themselves shall participate in the public offering pro rata to their shareholding at the time of the public offering with respect to selling their existing shares (including a share sale in case of an exercise of a Greenshoe option). However, this “pro rata principle” shall not apply in case of lock up periods required by applicable security laws or requested by the sponsoring banks from certain shareholders. Furthermore, the “pro rata principle” only applies with respect to the first listing of the shares of the Company on a stock exchange but not to any subsequent sales of shares of the Shareholders after the listing has taken place.

16.4                        In the event the currently envisaged initial public offering and listing of the Company’s shares on a recognized stock exchange does not take place until 31 December 2014, the Financial Investors may, in their sole and absolute discretion (freies Ermessen), request from the other Shareholders the amendment of the Company’s articles of association into the form in which the articles of association of Voxeljet Technology GmbH existed on the day of passing the shareholders’ resolution on the merger of Voxeljet Technology GmbH into the Company (the “Existing Articles”), allowing for such amendments to the Existing Articles which are necessary to reflect the rules and regulations applicable to a German stock company. The Parties shall take any measures necessary, including the exercise of their voting rights as Shareholders of the Company and/or powers as Management or managing directors of the Company, and take any steps and make any declarations that may be necessary or helpful in order to effect the measures set forth in this Section 16.3.

17.                               Costs

The cost for the drafting of this Agreement shall be borne by the Company. Furthermore, each Party shall bear its own costs, in particular the costs of its legal, tax and other advisors, in connection with the negotiation and execution of this Agreement.

18.                               Miscellaneous

18.1                        Exhibits to this Agreement constitute an integral part of this Agreement. In case of a conflict between any exhibit and the provisions of this Agreement, the provisions of this Agreement shall prevail.

18.2                        The English language version of this Agreement shall be determinative (even if a translation is made), provided, however, that where German expressions are used in brackets, parentheses and / or italics the respective German expression shall be determinative.

18.3                        This Agreement, including its exhibits, contains the entire agreement of the Parties with regard to the subject matter of this Agreement and shall, subject to Section 16, supersede and replace all prior oral and written declarations by the Parties in respect thereof.

18.4                        Any supplements or amendments to this Agreement, including this Section 18.4, shall be valid only if made in writing, unless a more stringent form is required by mandatory law.

18.5                        To the extent permitted by law, if the provisions of this Agreement conflict with the Articles or the constitutional and/or organizational documents of the Company, the provisions of this Agreement shall prevail as between the Parties. The Parties shall, so far as they are legally able exercise all voting and other rights and powers available to them to give effect to the provisions of this Agreement.

18.6                        No Party shall assign or otherwise dispose of any rights or claims under or in connection with this Agreement without the prior written consent of the Financial Investors (Abtretungsverbot, Section 399 BGB), which shall be in the Financial Investors’ sole and absolute discretion (freies Ermessen).

18.7                        The Parties agree that, unless expressly stated otherwise herein, no provision of this Agreement constitutes a contract for the benefit of a third party within the meaning of Section 328 BGB or otherwise (kein Vertrag zugunsten Dritter oder mit Schutzwirkung für Dritte).

18.8                        This Agreement shall be governed by, and be construed in accordance with, the laws of the Federal Republic of Germany, without regard to its principles of conflicts of laws and without regard to the United Nations Convention on Contracts for the International Sale of Goods (CISG). Place of jurisdiction shall be Munich, Landgericht München I.

18.9                        Should one or several provisions of this Agreement be, or become at a later point in time, invalid or null and void as a whole or in part, or should a gap (Vertragslücke) in this Agreement become evident, this shall not affect the validity of the remaining provisions or parts of this Agreement. The invalid or null and void provision shall be replaced, or the gap shall be filled, as the case may be, with effect ex tunc by such valid regulation that in legal and economic terms comes closest to what the Parties intended or would have intended in accordance with the purpose of this Agreement if they had considered the point at the time of conclusion of this Agreement.

Munich, July 2, 2013	/s/ Dr. Ingo Ederer
Place date	Dr. Ingo Ederer

Munich, July 2, 2013	/s/ Prof. Dr. Joachim Heinzl
Place date	Prof. Dr. Joachim Heinzl

Munich, July 2, 2013	/s/ Roman Huber, /s/ Monika Steger
Place date	Technology Beteilhgungsfonds Bayern
GmbH & Co. KG
represented by its general partner Technologie
Beteiligungsfonds Bayern Verwaltungs GmbH,
represented by its managing director(s)

Roman Huber and Monika Steger
(name(s) in block letters)

Munich, July 2, 2013	/s/ Marcus Wagner
Place date	Startkapital-Fonds Augsburg GmbH
represented by its managing director(s)

Marcus Wagner
(name(s) in block letters)

Munich, July 2, 2013	/s/ Rudolf Franz
Place date	Franz Industrielbeteiligungen AG
represented by its managing director(s)

Rudolf Franz
(name(s) in block letters)

Munich, July 2, 2013	/s/ Alexander Stärker
Place date	AleSta Beteiligungs GmbH
represented by its managing director(s)

Alexander Stärker
(name(s) in block letters)

Munich, July 2, 2013	/s/ Dr. Ingo Ederer
Place date	VXTL 2013 AG